UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42024

Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town,

Huishan District, Wuxi,

Jiangsu Province, China, 214189

+86 0510-83318500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On November 11, 2024, the Board of Directors of Mingteng International Corporation Inc. approved and adopted an equity incentive plan (the “November 2024 Equity Incentive Plan”), which became effective on November 11, 2024. Attached as Exhibit 99.1 to this Form 6-K is the November 2024 Equity Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Mingteng International Corporation Inc. November 2024 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mingteng International Corporation Inc.

Date: November 12, 2024	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer, and a director

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